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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)
                              (Amendment No. 8)(1)


                            U.S.B. Holding Co., Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    902910108
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                                 (CUSIP Number)

                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]        Rule 13d-1 (b)
                  [ ]        Rule 13d-1 (c)
                  [X]        Rule 13d-1 (d)


-------------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 8 Pages
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---------------------------                           --------------------------
 CUSIP NO. 902910108                    13G                 PAGE 2 OF 8 PAGES
---------------------------                           --------------------------

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    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Thomas E. Hales
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [ ]


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    3      SEC USE ONLY



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    4      CITIZENSHIP OR PLACE OR ORGANIZATION

           United States

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    NUMBER OF              5     SOLE VOTING POWER
                                 2,787,867 shares (inclusive of 1,113,940 shares
     SHARES                      issuable upon the exercise of vested stock
                                 options)(see Item 4)
  BENEFICIALLY             -----------------------------------------------------
                           6     SHARED VOTING POWER
    OWNED BY                     941,438 shares (see Item 4)
                           -----------------------------------------------------
      EACH                 7     SOLE DISPOSITIVE POWER
                                 2,346,213 shares (inclusive of 1,113,940 shares
   REPORTING                     issuable upon the exercise of vested stock
                                 options)(see Item 4)
  PERSON WITH              -----------------------------------------------------
                           8     SHARED DISPOSITIVE POWER
                                 1,383,092 shares (see Item 4)
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,729,305 shares (see Item 4)

--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

          CERTAIN SHARES*                                                  [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          18.1% (see Item 4)

--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*


          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 8 Pages
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---------------------------                           --------------------------
 CUSIP NO. 902910108                    13G                 PAGE 3 OF 8 PAGES
---------------------------                           --------------------------

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    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Alice Marie Hales
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [ ]


--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OR ORGANIZATION

           United States

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    NUMBER OF
                           5     SOLE VOTING POWER
     SHARES                      181,144  shares (see Item 4)
                           -----------------------------------------------------
  BENEFICIALLY             6     SHARED VOTING POWER
                                 760,294  shares (see Item 4)
    OWNED BY               -----------------------------------------------------
                           7     SOLE DISPOSITIVE POWER
      EACH                       181,144  shares (see Item 4)
                           -----------------------------------------------------
   REPORTING               8     SHARED DISPOSITIVE POWER
                                 760,294 shares (see Item 4)
  PERSON WITH
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          941,438 shares (see Item 4)

--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

          CERTAIN SHARES*                                                  [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          4.8%

--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*


          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 3 of 8 Pages
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ITEM 1(A).        NAME OF ISSUER:

                  U.S.B. Holding Co., Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  100 Dutch Hill Road, Orangeburg, NY 10962

ITEM 2(A).        NAME OF PERSON FILING:

                  Thomas E. Hales and Alice Marie Hales

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Thomas E. Hales: c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, NY 10962

                  Alice Marie Hales: 66 Brookwood Drive, Briarcliff Manor, NY 10510

ITEM 2(C).        CITIZENSHIP:

                  Thomas E. Hales: United States

                  Alice Marie Hales: United States

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(E).        CUSIP NUMBER:

                  902910108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP.

         (a)      Amount Beneficially Owned:

                  Thomas E. Hales:  3,729,305 shares of Common Stock

                  This amount includes: (i)1,232,273 shares of Common Stock owned directly by Mr. Hales; (ii) 595,424 shares of Common Stock owned jointly by Mr. Hales and Mrs. Hales; (iii) 181,144 shares of Common Stock owned directly by Mrs. Hales;


                               Page 4 of 8 Pages
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                  (iv) 276,656 shares of Common Stock owned by the U.S.B.
                  Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the "KSOP") and allocated to Mr. Hales; (v) 164,998 shares of Common Stock owned by the Company's Key Employees' Supplemental Investment Plan (the "KESIP") and allocated to Mr. Hales; (vi) 164,870 shares of Common Stock owned by the Hales Family Foundation, of which Mr. Hales is a director; and (vii) vested stock options (exercisable within 60 days) to purchase 1,113,940 shares of Common Stock held by Mr. Hales.

                  Alice Marie Hales:        941,438 shares of Common Stock

                  This amount includes: (i) 181,144 shares of Common Stock owned directly by Mrs. Hales; (ii) 595,424 shares of Common Stock owned jointly by Mr. Hales and Mrs. Hales; and (iii) 164,870 shares of Common Stock owned by the Hales Family Foundation, of which Mrs. Hales is a director.

         (b)      Percent of Class:

                  Thomas E. Hales:  18.1%

                  This percentage is based upon 19,487,790 shares of Common Stock issued and outstanding as of December 31, 2003, plus the aggregate number of shares which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of vested stock options.

                  Alice Marie Hales:        4.8%

                  This percentage is based upon 19,487,790 shares of Common Stock issued and outstanding as of December 31, 2003.

         (c)      Number of shares as to which such person has:

         (i)      sole power to vote or to direct the vote:

                  Thomas E. Hales:  2,787,867 shares of Common Stock

                  This amount includes: (i) 1,232,273 shares of Common Stock owned directly by Mr. Hales; (ii) 276,656 shares of Common Stock owned by the KSOP and allocated to Mr. Hales; (iii) 164,998 shares of Common Stock owned by the KESIP and allocated to Mr. Hales; and (iv) 1,113,940 shares of Common Stock issuable upon the exercise of vested stock options (exercisable within 60 days) held by Mr. Hales.

                  Alice Marie Hales:        181,144 shares of Common Stock

                  This amount refers to the shares of Common Stock owned directly by Mrs. Hales.

                               Page 5 of 8 Pages
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         (ii)     shared power to vote or to direct the vote:

                  Thomas E. Hales:  941,438 shares  of Common Stock

                  This amount includes: (i) 595,424 shares of Common Stock owned jointly by Mr. Hales and Mrs. Hales; (ii) 164,870 shares of Common Stock owned by the Hales Family Foundation, of which Mr. Hales is a director; and (iii) 181,144 shares of Common Stock owned directly by Mrs. Hales.

                  Alice Marie Hales:        760,294 shares of Common Stock

                  This amount includes: (i) 595,424 shares of Common Stock owned jointly by Mr. and Mrs. Hales; and (ii) 164,870 shares of Common Stock owned by the Hales Family Foundation, of which Mrs. Hales is a director.

         (iii)    sole power to dispose or to direct the disposition of:

                  Thomas E. Hales:  2,346,213 shares of Common Stock

                  This amount includes: (i) 1,232,273 shares of Common Stock owned directly by Mr. Hales; and (ii) 1,113,940 shares of Common Stock issuable upon the exercise of vested stock options (exercisable within 60 days) held by Mr. Hales.

                  Alice Marie Hales:        181,144 shares of Common Stock

                  This amount refers to the shares of Common Stock owned directly by Mrs. Hales.

         (iv)     shared power to dispose or to direct the disposition of:

                  Thomas E. Hales:  1,383,092 shares of Common Stock

                  This amount includes: (i) 595,424 shares of Common Stock owned jointly by Mr. Hales and Mrs. Hales; (ii) 276,656 of the shares of Common Stock held by the KSOP that are allocated to Mr. Hales and that represent employee contributions and/or matching employer contributions (collectively, the "401(k) KSOP Shares"), as the trustees of the KSOP have shared power (with the respective participants) to dispose or direct the disposition of the 401(k) KSOP Shares; (iii) 164,998 shares of Common Stock owned by the KESIP and allocated to Mr. Hales;
                  (iv) 164,870 shares of Common Stock owned by the Hales Family Foundation, of which Mr. Hales is one of the directors; and
                  (v) 181,144 shares of Common Stock owned directly by Mrs.
                  Hales.

                  Alice Marie Hales:        760,294 shares of Common Stock

                               Page 6 of 8 Pages
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                  This amount includes: (i) 595,424 shares of Common Stock owned jointly by Mr. and Mrs. Hales; and (ii) 164,870 shares of Common Stock owned by the Hales Family Foundation, of which Mrs. Hales is a director.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATIONS.

                  Not applicable.



                               Page 7 of 8 Pages
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 17, 2004                             Date:  February 17, 2004



 /s/ THOMAS E. HALES                                  /s/ ALICE MARIE HALES
-----------------------------                        ----------------------
THOMAS E. HALES                                      ALICE MARIE HALES










                               Page 8 of 8 Pages